DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Carrie J. Hartley carrie.hartley@us.dlapiper.com T 919.786.2007 F 919.786.2200

Via EDGAR

June 9, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, DC 20549

Attn:	Peter McPhun
Robert Telewicz
Maryse Mills-Apenteng
James Lopez

Re:	EQT Exeter Real Estate Income Trust, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-11
Submitted December 23, 2022
CIK No. 0001946997

Ladies and Gentlemen:

This letter sets forth the confidential response of our client, EQT Exeter Real Estate Income Trust, Inc. (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated January 17, 2023, pertaining to Amendment No. 1 to the Draft Registration Statement on Form S-11 (the “Draft Registration Statement”) that was confidentially submitted to the SEC on December 23, 2022. The Company has prepared and confidentially submitted herewith Amendment No. 2 to the Draft Registration Statement in response to the comment from the Staff. We have included the Staff’s comment below, followed by the Company’s response thereto.

Amendment No. 1 to Draft Registration Statement on Form S-11

Prospectus Summary, page 1

1.	Please refer to comment 15. We note your revised disclosure on page 15 regarding your ability to waive the minimum initial investment to acquire Class I shares. It appears, however, that you have not identified the "various factors" that you would consider with respect to any waiver other than the relationship of the investor to you and your advisor. Where you refer to "various factors," please revise further to identify those factors.

Response: The Issuer has revised the minimum initial investment to acquire Class I shares from $1,000,000 to $2,500, the same minimum initial investment as for Class T, Class S and Class D shares. Accordingly, in the prospectus in Amendment No. 2 to the Draft Registration Statement, the Issuer has removed the waiver disclosure that had been the subject of this comment.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 9, 2023

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at carrie.hartley@us.dlapiper.com or by phone at (919) 786-2007 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/Carrie J. Hartley

Carrie J. Hartley